Mail Stop 4561

November 5, 2007

VIA USMAIL and FAX (260) 833 - 4411

Mr. Michael Pacult
Chief Executive Officer
TriView Global Fund, LLC
505 Brookfield Drive
Dover, Delaware 19901

>   **Re: TriView Global Fund, LLC**
>   **Form 10-K and 10-K/A for the year ended 12/31/2006**
>   **Filed on 4/3/2007 and 7/3/2007**
>   **File No. 333-119655**

Dear Mr. Michael Pacult:

We issued comments to you on the above captioned filing on August 6, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 20, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 20, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant